UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission file number 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

73 Front Street, Fifth Floor

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

The exhibits to this Form 6-K are incorporated by reference into the registrant’s registration statement on Form F-3ASR filed with the Securities and Exchange Commission (the “SEC”) on April 5, 2024 (File No. 333-278529).

Exhibit Index

Exhibit	Description

4.1	Third Supplemental Indenture dated November 29, 2024, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure LLC and BIPC Holdings Inc., as guarantors, Brookfield Infrastructure Finance ULC, as issuer, Computershare Trust Company of Canada, as Canadian trustee, and Computershare Trust Company N.A., as U.S. trustee.

4.2	Form of 6.750% Subordinated Notes due 2055 (included as Annex A to Exhibit 4.1).

4.3	Seventh Amendment, dated November 29, 2024, to the Amended and Restated Limited Partnership Agreement, dated February 16, 2018, of Brookfield Infrastructure Partners L.P.

4.4	Tenth Amendment, dated November 29, 2024, to the Amended and Restated Limited Partnership Agreement, dated February 16, 2018, of Brookfield Infrastructure L.P.

5.1	Opinion of Torys LLP as to matters of New York, Ontario and Alberta law, dated November 29, 2024.

5.2	Opinion of Appleby (Bermuda) Limited as to matters of Bermuda law, dated November 29, 2024.

5.3	Opinion of McMillan LLP as to matters of British Columbia law, dated November 29, 2024.

23.1	Consent of Torys LLP (included as part of Exhibit 5.1).

23.2	Consent of Goodmans LLP, dated November 29, 2024.

23.3	Consent of Appleby (Bermuda) Limited (included as part of Exhibit 5.2)

23.4	Consent of McMillan LLP (included as part of Exhibit 5.3).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Date: November 29, 2024	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary